UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM SD

SPECIALIZED DISCLOSURE REPORT
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UROPLASTY, INC.
(Exact name of registrant as specified in its charter)

Minnesota	001-32632	41-1719250
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5420 Feltl Road Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

Brett Reynolds
Senior Vice President, Chief Financial Officer and Corporate Secretary
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
(952) 426-6140
(Name and telephone number, including area code, of the person to contact in connection with this report)
__________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Uroplasty, Inc. has evaluated the products that Uroplasty and its subsidiaries manufacture or contract to manufacture and has determined that certain products contain certain “conflict minerals,” which, for purposes of this specialized disclosure report on Form SD, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, tantalum, tin and tungsten, that are necessary for the functionality or production of the products.

Pursuant to Uroplasty’s evaluation and analysis, it has determined that two of its products contain conflict minerals. Both of such products are outsourced and manufactured for Uroplasty by two separate suppliers. Uroplasty relied on these suppliers to provide them with information on the origin of the conflict minerals contained in the products they supply to Uroplasty, including sources of conflict minerals that are supplied to them from lower tier suppliers. Based upon its reasonable country of origin inquiry, Uroplasty has determined that (1) it has no reason to believe that the conflict minerals contained from one its products came from the Democratic Republic of the Congo or adjoining countries, and (2) it was unable to determine the origin of the conflict minerals contained in its other product, or to determine whether such conflict minerals come from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin. Uroplasty’s Conflict Minerals Report, as filed as Exhibit 1.02 to this specialized disclosure report on Form SD and incorporated by reference herein, contains Uroplasty’s determinations, its reasonable country of origin inquiry and the results of the inquiry it performed. Further, a copy of Uroplasty’s Conflict Minerals Report is publicly available under the “Investors-Corporate Governance-Conflict Minerals” section of Uroplasty’s corporate website at www.uroplasty.com.

Item 1.02	Exhibit

A copy of Uroplasty’s Conflict Minerals Report is filed as Exhibit 1.02 to this specialized disclosure report on Form SD and is publicly available under the “Investors – Corporate Governance – Conflict Minerals” section of Uroplasty’s corporate website at www.uroplasty.com.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is being filed with this specialized disclosure report on Form SD:

Exhibit No.	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014	UROPLASTY, INC.

	By:	/s/ Brett Reynolds
	Name:	Brett Reynolds
	Title:	Senior Vice President, Chief Financial Officer
and Corporate Secretary

UROPLASTY, INC.

FORM SD
SPECIALIZED DISCLOSURE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD	Filed herewith